Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP EXTENDS HIGH GRADE MINERALIZATION ZONES AT THE LM and LMW MINES, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – March 17, 2014 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report the results of its 2013 underground diamond drilling program at the LM and LMW mines, Ying Mining District, Henan Province, China (the “2013 Drill Program”), that indicate a significant extension of the existing high grade mineralization zones, both down dip and along strike, as well as delineating new mineralization zones in known major vein structures.

Highlights of selected intercepts of drill holes include:

LM Mine:

  Hole ZKL52S06 intercepted a 4.87 metre (m) interval from 136.57m to 141.44m, (3.85m true width), of vein LM5 grading 759 grams per tonne (“g/t”) silver (“Ag”), 7.24% lead (“Pb”) and 0.93% zinc (“Zn”) at the 493m elevation, including a 0.91m interval, 0.72m true width grading 2,784g/t Ag, 32.45% Pb and 4.14% Zn;

  Hole ZKL54S34 intercepted a 5.06m interval from 171.34m to 176.40m, (4.45m true width), of vein LM5 grading 440g/t Ag, 0.54% Pb and 0.27% Zn at the 761m elevation, including a 2.00m interval, 1.76m true width grading 1,064g/t Ag, 1.29% Pb and 0.63% Zn;

  Hole ZKL50S05 intercepted a 4.44m interval from 89.51m to 93.95m, (4.41m true width), of vein LM5W grading 364g/t Ag, 0.66% Pb and 0.38% Zn at the 578m elevation, including a 1.55m interval, 1.54m true width grading 931g/t Ag, 1.51% Pb and 0.83% Zn; and

  Hole ZKL51S34 intercepted a 9.10m interval from 117.66m to 126.76m, (5.08m true width), of LM5 grading 282g/t Ag, 1.45% Pb and 0.33% Zn at the 633m elevation, including a 1.90m interval, 1.06m true width grading 851g/t Ag, 4.63% Pb and 0.92% Zn.

LMW Mine

  Hole ZKX03S03 intercepted a 1.06m interval from 170.79m to 171.85m, (1.05m true width), of vein LM12 grading 2,404g/t Ag, 1.94% Pb and 2.20% Zn at the 881m elevation;

  Hole ZKX05S44 intercepted a 4.16m interval from 342.33m to 346.49m, (3.18m true width), of vein LM12-2 grading 525g/t Ag, 8.51% Pb and 0.36% Zn at the 532m elevation, including a 2.08m interval, (1.59m true width), grading 1,036g/t Ag, 16.17% Pb and 0.63% Zn; and

  Hole ZKX4003 intercepted a 6.61m interval from 293.68m to 300.29m, (3.22m true width), of vein LM17 grading 585g/t Ag, 2.49% Pb and 0.32% Zn at the 706m elevation, including a 1.55m interval, (0.75m true width), grading 1,129g/t Ag, 3.66% Pb and 0.80% Zn.

The LM and LMW (LM west) mines are two of the six silver-lead zinc mines the Company operates within its Ying Silver camp. The LMW mine is located adjacent to the west of the LM mine.

The 2013 Drill Program was successful in expanding the Indicated and Measured Resources and in delineating new resources at, or above, the current mining elevations close to the available mining facilities within the major production veins. Step-out and infill drilling on known mineralization zones and test drilling on unexplored sections was conducted on the major vein structures LM5 and LM6 at the LM mine and the LM7, LM8, LM11, LM12, LM13, LM16, and LM17 veins at the LMW mine. The diamond drilling program was implemented from underground tunnels to test for the mineralized structures between the 400m and 950m elevations. Most of the underground holes were designed as inclined holes to penetrate multiple vein structures. 2013 Drill Program results have further extended the known high-grade mineralization zones down dip and along strike and delineated new mineralization zones in the previously unexplored sections of major vein structures.

In 2013, a total of 56,151 metres were drilled in 238 holes, including 17,629 m in 82 holes at LM and 38,522 m in 156 holes at LMW. 6,512 core samples were collected from altered and mineralized vein structures with nine underground drill rigs. As of February 28, 2014, the Company received assay results for 216 of the 238 completed holes with results for 22 holes currently pending. Among the results received, 105 holes intercepted one or multiple mineralized zones and the other holes intercepted the target vein structures.

In the planned 2014 diamond drilling program for the LM and LMW mines, the Company will continue with infill and step-out drilling on known mineralized zones to expand and upgrade the current resources and conduct test drilling on unexplored sections to delineate new resources within the major vein structures. In response to the current depressed metal price environment the 2014 underground drilling program will be reduced (in comparison to the 2013 Drill Program) to 13,910m using four underground rigs as a means to reduce exploration expenses.

Tables 1 and 2 below list the assay results of some selected mineralized intersections in drill holes.

Table 1: Selected drilling results from the LM Mine

Hole ID	From (m)	To (m)	Interval (m)	Elevation (m)	True Width (m)	Ag(g/t)	Pb(%)	Zn(%)	Mineralized Vein
ZKL58S02	190.59	192.32	1.73	726	0.95	339	0.26	0.03	LM5

Hole ID	From (m)	To (m)	Interval (m)	Elevation (m)	True Width (m)	Ag(g/t)	Pb(%)	Zn(%)	Mineralized Vein
ZKL60S33	171.48	172.75	1.27	734	1.42	410	0.97	0.98	LM5W
ZKL54S31	109.90	111.44	1.54	809	1.13	201	0.39	0.08	LM6
ZKL62S33	170.28	171.28	1.00	732	0.67	253	0.66	0.16	LM5
ZKL55S31	132.35	133.36	1.01	744	0.32	255	0.65	0.52	LM5W
ZKL60S02	18.71	19.64	0.93	825	0.61	229	0.60	0.25	New Zone
ZKL54S02	97.23	99.12	1.89	780	0.74	138	1.48	1.10	LM6
	168.00	169.61	1.61	737	1.18	273	0.22	0.06	LM5
ZKL56S32	97.46	100.23	2.77	776	1.50	448	0.61	0.14	LM6
ZKL50S34	90.54	92.08	1.54	679	1.26	181	1.46	0.29	LM5
ZKL51S03	28.86	29.89	1.03	692	0.86	323	0.39	0.30	LM6E
ZKL62S34	203.86	205.69	1.83	679	1.45	133	1.15	0.16	LM5
ZKL50S35	99.61	102.40	2.79	631	2.25	114	0.56	0.09	LM5
ZKL54S34	171.34	176.40	5.06	761	4.45	440	0.54	0.27	LM5
Including	171.34	173.34	2.00	761	1.76	1064	1.29	0.63
ZKL51S34	117.66	126.76	9.10	633	5.08	282	1.45	0.33	LM5
Including	122.96	124.86	1.90	630	1.06	851	4.63	0.92	LM5
ZKL60S04	201.82	203.79	1.97	682	1.57	202	0.44	0.33	LM5
ZKL56S33	169.98	171.09	1.11	703	0.87	121	1.25	0.25	LM5 Branch
ZKL60S31	158.97	160.49	1.52	797	1.52	201	0.57	0.47	LM5
ZKL64S02	195.83	197.64	1.81	762	1.49	984	0.23	0.06	LM5
ZKL64S34	233.66	235.09	1.43	733	1.41	101	0.87	0.40	LM6
ZKL66S32	95.55	96.55	1.00	800	0.78	591	1.36	0.77	LM6
ZKL53S03	19.20	20.84	1.64	688	1.19	494	0.94	0.35	LM6
ZKL56S34	231.51	232.82	1.31	634	0.91	342	2.90	0.28	LM5
ZKL68S31	247.27	248.34	1.07	759	1.04	245	0.23	0.09	LM6W
ZKL53S33	95.69	96.73	1.04	627	0.81	180	2.00	0.90	LM5
ZKL56S03	108.75	109.45	0.70	743	0.56	1101	0.51	0.05	LM6W
ZKL53S04	98.63	102.18	3.55	611	1.93	473	2.81	1.82	LM6E Branch
ZKL51S06	15.55	20.02	4.47	591	3.98	717	0.61	0.32	LM6
Including	19.32	20.02	0.70	589	0.62	2297	0.74	0.96
	94.86	95.46	0.60	543	0.54	130	1.91	0.12	LM5W
	97.95	99.19	1.24	541	1.11	200	0.38	0.08	LM5W Branch
ZKL51S07	18.53	20.51	1.98	583	1.20	621	2.55	0.25	LM6
ZKL50S05	6.03	7.08	1.05	599	1.03	588	1.81	0.45	LM6
	89.51	93.95	4.44	578	4.41	364	0.66	0.38	LM5W
Including	90.64	92.19	1.55	577	1.54	931	1.51	0.83	LM5W
ZKL52S06	15.12	16.43	1.31	588	1.05	425	0.60	0.19	LM6
	106.92	109.42	2.50	516	1.96	309	0.73	0.37	LM5W
	136.57	141.44	4.87	493	3.85	759	7.24	0.93	LM5
Including	139.62	140.53	0.91	491	0.72	2784	32.45	4.14	LM5
ZKL58S04	79.67	80.91	1.24	624	0.73	331	3.63	1.85	LM5W

Table 2: Selected drilling results from the LMW Mine

Hole ID	From (m)	To (m)	Interval (m)	Elevation (m)	True Width (m)	Ag(g/t)	Pb(%)	Zn(%)	Mineralized Vein
ZKX03S03	170.79	171.85	1.06	881	1.05	2404	1.94	2.2	LM12
ZKX05S34	134.54	135.78	1.24	825	1.01	628	3.26	0.19	LM11
ZKX07S04	201.81	204.1	2.29	824	1.93	81	3.68	0.09	LM7
	240.44	241.64	1.2	804	1.06	128	0.24	0.05	LM7E
ZKX30S03	127.29	128.24	0.95	871	0.72	133	1.64	0.03	LM17-branch
ZKX07S03	229.89	233.04	3.15	729	2.75	281	1.22	0.19	LM7
ZKX10618	98.93	100.12	1.19	929	1.16	160	0.57	0.07	LM8_3
ZKX28S04	196.99	198.29	1.3	800	0.77	974	1.98	1.51	LM17
ZKX05S12	132.61	133.91	1.3	803	0.96	754	1.01	0.06	LM7W
	160.15	167.57	7.42	776	5.47	139	2.49	0.08	LM7
Including	160.15	161.76	1.61		1.19	346	7.51	0.11
ZKX07S05	123.9	128.33	4.43	855	1.8	415	0.19	0.03	LM8
ZKX07S51	87.67	89.14	1.47	898	1.27	182	0.34	0.25	LM13
ZKX07S53	291.8	295.38	3.58	724	2.87	255	0.2	0.03	LM12E-branch
ZKX104S22	84.48	87.04	2.56	859	1.61	270	1.3	0.13	LM20
	205.91	206.94	1.03	759	0.65	121	1.38	0.05	LM19
ZKX102S22	169.87	171.09	1.23	812	0.87	260	10.35	0.81	LM19
	177.54	178.64	1.6	807	0.78	108	0.82	0.17	LM19-branch
ZKX111S01	244.57	246.4	1.83	830	1.16	145	0.29	0.06	LM14
ZKX01S21	49.72	51.42	1.7	898	1.55	203	2	0.31	LM13
ZKX102S23	9.84	12.04	2.2	926	1.98	137	1.75	0.09	LM20E1
ZKX10619	263.22	265.26	2.04	825	1.91	216	1.54	0.19	LM8
ZKX104S23	102.86	104.26	1.4	855	0.92	130	3.23	0.1	LM20W
	187.44	188.64	1.2	795	0.79	295	3.35	0.18	LM19
ZKX102S21	30.81	31.74	0.93	917	0.85	341	0.81	0.07	LM20
	98.77	99.92	1.15	890	1.05	183	0.84	0.16	LM19E
ZKX05S03	86.43	87.48	1.05	867	0.88	114	0.1	0.21	LM13
ZKX0911	173.25	174.87	1.62	834	0.11	208	0.45	0.07	LM8_1
ZKX07S52	78.31	79.69	1.38	881	1.12	174	0.74	0.11	LM13
ZKX10616	257.93	259	1.07	897	1.05	100	1.15	0.77	LM8W
ZKX01S03	70.04	71.56	1.52	853	0.82	173	10.28	0.07	LM11
ZKX05S32	78.55	80.48	1.93	824	1.07	279	0.46	0.12	LM11
ZKX100S21	18.69	19.65	0.96	923	0.85	134	1.76	0.02	LM20
	55.69	57.03	1.34	909	1.19	316	0.33	0.06	LM19-branch
ZKX104S02	108.09	110.05	1.96	840	1.27	352	0.34	0.06	LM8_1
ZKX101S21	66.28	69.27	2.99	910	2.07	323	0.28	0.02	LM19E
	86.03	87.46	1.43	904	0.99	157	0.29	0.01	LM19
ZKX01S11	14.08	15.08	1	929	0.33	228	0.3	0.09	LM20
	48.89	50.14	1.25	922	1.19	270	0.54	0.08	LM20E

Hole ID	From (m)	To (m)	Interval (m)	Elevation (m)	True Width (m)	Ag(g/t)	Pb(%)	Zn(%)	Mineralized Vein
ZKX0913	128.23	129.83	1.6	893	1.47	102	0.38	0.02	LM7
ZKX32S05	108.48	109.63	1.15	969	0.98	901	0.9	0.08	LM17-branch
ZKX01S14	15.54	16.64	1.1	915	0.86	173	0.37	0.04	New Zone
ZKX00S11	54.22	55.12	0.9	901	0.85	246	0.66	0.03	LM7W
ZKX00S12	92.11	94.66	2.55	917	2.15	83	0.98	0.03	LM7
ZKX113S21	230.68	235.65	4.97	793	3.11	216	0.22	0.07	LM16_1
Including	234.05	235.65	1.60	790	1.00	631	0.45	0.20
ZKX113S21	270.28	272.28	2	758	1.26	493	2.23	0.06	LM16
ZKX14202	220.99	221.99	1	802	0.9	245	1.47	0.39	W6E
ZKX05S42	236.19	238.78	2.59	712	2.5	196	0.8	0.08	LM12_2
	267.19	268.66	1.47	696	1.46	250	1.72	0.08	LM12_1
	374.86	376.08	1.22	641	1.18	718	14.52	0.13	LM7
ZKX00S13	78.23	80.38	2.15	866	1.76	106	0.58	0.04	LM7
ZKX14203	184.83	186.68	1.85	784	1.25	82	19.09	0.71	W1
	279.63	281.58	1.95	707	1.33	149	0.72	0.06	W6
ZKX111S21	242.38	243.88	1.5	792	1.11	237	0.56	0.29	LM16
ZKX28S06	134.05	135.28	1.23	859	0.54	140	0.44	0.09	New Zone
	223.84	227.22	3.38	770	1.51	265	0.58	0.25	LM17
ZKX05S43	202.7	203.95	1.25	677	1.11	135	0.39	0.09	LM13
	286.91	288.61	1.7	611	1.39	212	0.38	0.26	LM12_2
ZKX05S44	52.39	53.89	1.5	791	0.93	43	8.64	0.06	LM11
	104.97	105.88	0.91	743	0.64	837	2.98	0.68	LM11E
	342.33	346.49	4.16	532	3.18	525	8.51	0.36	LM12_2
ZKX11202	223.26	225.89	2.63	754	1.94	254	6.89	0.18	LM8_2
ZKX14603	136.08	137.83	1.75	819	1.23	228	0.29	0.41	W6W1
ZKX05S41	119.61	120.76	1.15	797	1.08	499	0.71	0.71	LM13W2
	245.75	246.97	1.22	754	1.22	78	0.94	0.39	LM12_2
	298.08	299.53	1.45	736	1.45	375	16.83	0.18	LM12E
ZKXG0108	186.99	189.22	2.23	779	2	119	0.16	0.02	LM13W2
	218.78	219.75	0.97	760	0.89	317	9.15	0.17	lM13W
	272.96	274.93	1.97	728	1.73	362	2.1	0.32	LM12_2
ZKX14204	138.41	139.26	0.85	807	0.63	239	5.75	1.02	W1-branch
	181.77	182.96	1.19	766	0.88	187	0.38	0.4	W1
ZKX09S04	316.67	317.67	1	611	0.82	152	0.46	0.31	LM12
ZKX0208	264.74	266.79	2.05	780	1.98	177	0.59	0.24	LM12_2
ZKX4001	221.55	223.2	1.65	792	1.12	281	0.44	0.08	LM17
ZKX07S34	323.77	324.97	1.2	531	0.7	239	0.45	0.18	LM13
ZKX0209	266.46	267.88	1.42	740	1.36	264	1.39	0.07	LM12_2
ZKX3602	178.15	178.84	0.69	830	0.45	230	1.13	0.34	LM16W
ZKX04S07	266.41	267.41	1	780	0.99	522	0.75	0.21	LM12_2
ZKX36S01	152.79	154.45	1.66	869	0.67	79	1.48	0.1	LM16

Hole ID	From (m)	To (m)	Interval (m)	Elevation (m)	True Width (m)	Ag(g/t)	Pb(%)	Zn(%)	Mineralized Vein
ZKX03S23	140.64	141.64	1	705	0.58	927	0.9	0.07	LM11E
	242.26	243.46	1.2	610	0.7	196	0.45	0.33	LM13W
	423.14	424.86	1.72	441	1.46	43	1.74	0.37	LM7
ZKX04S08	175.07	179.06	4.53	792	4.37	141	1.9	0.1	LM13
	285.97	286.82	0.85	733	0.83	110	0.49	0.22	LM12_2
ZKX07S32	289.7	290.6	0.9	631	0.84	473	0.84	0.13	LM12_2-branch
	383.73	390.48	6.75	564	6.26	127	1.28	0.21	LM7
ZKX4003	293.68	300.29	6.61	706	3.22	585	2.49	0.32	LM17
Including	295.28	296.83	1.55	704	0.75	1129	3.66	0.80
ZKX4202	194.47	195.4	0.93	822	0.49	143	0.08	0.04	LM17-branch

Longitudinal sections for the veins showing the location of the drilling results in this news release are available at the following Company link: http://www.silvercorpmetals.com/English/projects/ying-mining-district/lm-mine/Long-Sections.

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by diamond saw cutting. One half of the cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute in Chengde, Hebei Province, and the Analytical Lab of the Inner Mongolia Geological Exploration Bureau in Hohhot, Inner Mongolia, and both are ISO9000 certified analytical labs. For analysis the sample is dried and crushed to minus one mm and then split to a 200-300g subsample, which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.4m to more than 1m, depending on the width of the mineralized vein and the mineralization type.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (“CRM”), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert CRM, field duplicates and blanks into each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China, which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China, which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

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Silvercorp Metals Inc.
Phone: (604) 669-9397
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Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

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permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.
Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.
This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form for the year ended March 31, 2013 under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.
The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.